Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-195226 on Form S-8 and Registration Statement No. 333-204002 on Form S-3ASR of our report dated February 17, 2016 relating to the combined and consolidated financial statements of Enable Midstream Partners, LP and subsidiaries, (collectively the "Partnership") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined and consolidated financial statements of Enable Midstream Partners, LP from the historical accounting records maintained by CenterPoint Energy, Inc. and its subsidiaries), and the effectiveness of Enable Midstream Partners’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Enable Midstream Partners, LP for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Houston, Texas
February 17, 2016